UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
Tender Offer Statement under Section 14(d)(1) or Section 13(e)(1)

of the Securities Exchange Act of 1934

CNO Financial Group, Inc.
(Name of Subject Company (Issuer) and Filing Person (Offeror))

7.0% Convertible Senior Debentures due 2016
(Title of Class of Securities)

12621EAC7
12621EAE3
12621EAF0
12621EAB9
(CUSIP Number of Class of Securities)

Karl W. Kindig
Senior Vice President and Secretary
11825 N. Pennsylvania Street
Carmel, Indiana 46032
(317) 817-6100
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

With copies to:
Roxane F. Reardon
Simpson Thacher & Bartlett LLP
425 Lexington Avenue
New York, New York 10017
(212) 455-2000

Calculation of Filing Fee

Transaction valuation (1)	Amount of filing fee (2)
$177,892,978.36	$24,264.61

(1)
Calculated solely for purposes of determining the amount of the filing fee. Pursuant to Rule 0-11(b)(1) of the Securities Exchange Act of 1934, as amended, the transaction valuation was calculated assuming that all of the outstanding $92,996,000 aggregate principal amount of the issuer’s 7.0% Convertible Senior Debentures due 2016 (the “Debentures”) as of February 8, 2013 will be purchased pursuant to the Offer at a purchase price of $1,912.91 per $1,000 principal amount of Debentures, based on the average of the high and low prices per share of the Company’s common stock reported on the New York Stock Exchange on February 6, 2013.  The final purchase price per $1,000 principal amount of Debentures will be determined in accordance with the pricing formula described in the Company’s Offer to Purchase, dated February 11, 2013.

(2)	The amount of the filing fee was calculated in accordance with Rule 0-11 under the Exchange Act by multiplying the Transaction Valuation by 0.00013640.

☐
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not applicable.	Filing Party:	Not applicable.
Form or Registration No.:	Not applicable.	Date Filed:	Not applicable.

☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer. Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☑	issuer tender offer subject to Rule 13e-4.
☐	going private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

*	If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

INTRODUCTION

This Issuer Tender Offer Statement on Schedule TO (this “Schedule TO”) is being filed with the Securities and Exchange Commission (the “SEC”) CNO Financial Group, Inc., a Delaware corporation (the “Company,” the “Offeror”, “CNO,” “we” or “us”), pursuant to Rule 13e-4 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) in connection with the Company’s offer (the “Offer”) to purchase for cash any and all of its outstanding 7.0% Convertible Senior Debentures due 2016 (the “Debentures”), upon the terms and subject to the conditions set forth in the Company’s Offer to Purchase dated February 11, 2013 (as it may be amended or supplemented from time to time, the “Offer to Purchase”) and in the related Letter of Transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal”), which are attached hereto as Exhibits (a)(1)(i) and Exhibit (a)(1)(ii), respectively.  The Offer will expire at 12:00 midnight, New York City time, at the end of Wednesday, March 27, 2013, unless the Offer is extended by the Company (such date, as it may be extended by the Company, the “Expiration Date”) or earlier terminated by the Company.

Upon the terms and subject to the conditions set forth in the Company’s Offer to Purchase, holders of Debentures who validly tender and do not validly withdraw their Debentures at or prior to 12:00 midnight, New York City time, at the end of the Expiration Date, will receive, for each $1,000 principal amount of such Debentures, a cash purchase price (the “Purchase Price”) equal to the sum of (i) the Average VWAP (as defined in the Offer to Purchase) multiplied by 183.5145, plus (ii) a fixed cash amount of $61.25, provided that in no event will the Purchase Price per $1,000 principal amount of such Debentures be less than $1,454.13. The Purchase Price will not be adjusted at any time during the Offer for any dividends declared and/or paid on the Company’s common stock during the Offer In addition to the Purchase Price, holders will receive I respect of their Debentures that are accepted for purchase accrued and unpaid interest on the Debentures to, but excluding, the settlement date of the Offer.  All amounts payable pursuant to the Offer will be rounded to the nearest cent.

The Company will determine the Purchase Price promptly after the close of trading on the New York Stock Exchange on the Expiration Date.  The Company will announce the Purchase Price no later than 4:30 p.m., New York City time, on the Expiration Date, and the final purchase price will also be available by that time at http://www.gbsc-usa.com/CNO and from Global Bondholder Services Corporation, the Information Agent for the Offer.

The information set forth in the Offer to Purchase and the Letter of Transmittal is incorporated herein by reference in response to Items 1 through 13 of this Schedule TO, except those items as to which information is specifically provided herein..

Item 1. Summary Term Sheet.

The information set forth in the Offer to Purchase under “Summary Terms of the Offer” is incorporated herein by reference.

Item 2. Subject Company Information.

(a) Name and Address.  The name of the issuer is CNO Financial Group, Inc. CNO’s principal executive offices are located at 11825 N. Pennsylvania Street, Carmel, Indiana 46032, and its telephone number is (317) 817-6100.

(b) Securities.  The subject securities are the Company’s 7.0% Convertible Senior Debentures due 2016. As of February 8, 2013, there was outstanding $92,996,000 in aggregate principal amount of Debentures.

(c) Trading Market and Price.  There is no established trading market for the Debentures. The information set forth in the Offer to Purchase under “Price Range of the Debentures and Common Stock; Dividends and Dividend Policy” is incorporated herein by reference.

Item 3. Identity and Background of Filing Person.

(a) Name and Address. CNO is the filing person and the issuer. The information set forth above under Item 2(a) is incorporated herein by reference.

Pursuant to General Instruction C to Schedule TO, the following persons are the directors and executive officers of the Company. The business address of each director and executive officer is c/o CNO Financial Group, Inc., 11825 N. Pennsylvania Street, Carmel, Indiana 46032, and the telephone number of each such person is (317) 817-6100. No single person or group of persons controls the Company.

Name	Office(s)

Ellyn L. Brown	Director
Robert C. Greving	Director
Mary R. Henderson	Director
R. Keith Long	Director
Neal C. Schneider	Chairman of the Board of Directors
Frederick J. Sievert	Director
Michael T. Tokarz	Director
John G. Turner	Director
Edward J. Bonach	Director and Chief Executive Officer
Bruce Baude	Executive Vice President, Chief Operations and Technology Officer
Frederick J. Crawford	Executive Vice President and Chief Financial Officer
Eric R. Johnson	Executive Vice President, Chief Investment Officer; President, 40|86 Advisors, Inc.
John R. Kline	Senior Vice President and Chief Accounting Officer
Susan L. Menzel	Executive Vice President, Human Resources
Christopher J. Nickele	Executive Vice President, Product Management
Scott R. Perry	Chief Business Officer; President, Bankers Life and Casualty Company
Steven M. Stecher	President, Washington National Insurance Company
Matthew J. Zimpfer	Executive Vice President and General Counsel

Item 4. Terms of the Transaction.

(a) Material Terms.

  (1)  Tender Offers.  The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:

(i)  “Summary Terms of the Offer” and “The Offer—Principal Amount of Debentures; Price;”

(ii)  “Summary Terms of the Offer” and “The Offer—Principal Amount of Debentures; Price;”

(iii)  “Summary Terms of the Offer” and “The Offer—Principal Amount of Debentures; Price;”

(iv)  Not applicable.

(v)  “The Offer—Extension of the Offer; Termination; Amendment;”

(vi) “The Offer—Withdrawal Rights;”

(vii) “The Offer—Procedures for Tendering the Debentures” and “The Offer—Withdrawal Rights;”

(viii) “The Offer—Purchase of the Debentures; Payment of Purchase Price;”

(ix)  Not applicable.

(x) “Purposes, Effects and Plans—Material Differences in the Rights of Holders of the Debentures as a Result of the Offer;”

(xi) “Purposes, Effects and Plans—Accounting Treatment of Repurchases of the Debentures in the Offer” and

(xii) “Purposes, Effects and Plans—Certain United States Federal Income Tax Consequences.”

(b) Purchases. The information set forth in the Offer to Purchase under “The Offer—Debenture Ownership” is incorporated herein by reference.

Item 5. Past Contracts, Transactions, Negotiations and Agreements.

(e) Agreements Involving the Subject Company’s Securities.

Agreements Involving the Debentures:

(1)  Indenture, dated as of October 16, 2009 (as amended, supplemented, or modified from time to time, the “Indenture”) by and between the Company and The Bank of New York Mellon Trust Company, N.A., as trustee, which is filed as Exhibit (d)(1) to this Schedule TO and is incorporated herein by reference. The form of Debenture is included in the Indenture.

A description of the Indenture is contained in CNO’s Current Report on Form 8-K filed with the SEC on October 19, 2009 and is incorporated by reference herein.

(2)  Debenture Repurchase Agreement, dated as of September 4, 2012 (the “Repurchase Agreement”), by and among the Company and Paulson Credit Opportunities Master Ltd. and Paulson Recovery Master Fund Ltd. (the “Paulson Holders”), which is filed as Exhibit (d)(2) to this Schedule TO and is incorporated herein by reference.

A description of the Repurchase Agreement is contained in CNO’s Amendment No. 1 to Current Report on Form 8-K/A filed with the Commission on September 10, 2012 and is incorporated by reference herein.

Agreements Involving the Company’s Common Stock:

(1)      CNO is a party to the following agreements relating to its rights plan:

(a) Amended and Restated Section 382 Rights Agreement (the “Section 382 Rights Agreement”), dated as of December 6, 2011, between CNO and American Stock Transfer & Trust Company, LLC, as Rights Agent, which includes the Certificate of Designations for the Series B Junior Participating Preferred Stock as Exhibit A, the Form of Right Certificate as Exhibit B and the Summary of Rights to Purchase Preferred Shares as Exhibit C and is filed as Exhibit (d)(3) to this Schedule TO and is incorporated herein by reference.

A description of the Section 382 Rights Agreement is contained in CNO’s Current Report on Form 8-K filed with the Commission on December 6, 2011, and CNO’s proxy statement filed with the SEC on March 30, 2012 under the section entitled “Proposal 2— Adoption of the Amended and Restated Section 382 Shareholders Rights Plan,” and in each case is incorporated by reference herein.

(2)      CNO is a party to the following agreements relating to its investors rights agreement with Paulson & Co. and warrants issued in October 2009 to Paulson & Co.:

(a) Stock and Warrant Purchase Agreement, dated as of October 13, 2009 (the “Stock and Warrant Purchase Agreement”), by and between CNO and Paulson & Co. Inc., on behalf of the several investment funds and accounts managed by it (“Paulson”), which is filed as Exhibit (d)(4) to this Schedule TO and is incorporated herein by reference.

(b) Investor Rights Agreement, dated as of November 13, 2009 (the “Investor Rights Agreement”), by and between CNO and Paulson, which is filed as Exhibit (d)(5) to this Schedule TO and is incorporated herein by reference.

(c) Form of Warrant Certificate, which is filed as Exhibit (d)(6) to this Schedule TO and is incorporated herein by reference.

Descriptions of the Stock and Warrant Purchase Agreement, Investor Rights Agreement and Warrant Certificate are contained CNO’s Current Report on Form 8-K filed with the Commission on October 13, 2009 and are incorporated by reference herein.

(3)      CNO is a party to the following equity compensation plans:

(a) CNO Financial Group, Inc. Amended and Restated Long-Term Incentive Plan (the “Long-Term Incentive Plan”), which is filed as Exhibit (d)(7) to this Schedule TO and is incorporated herein by reference.

(b) Form of performance unit award agreement under the Long-Term Incentive Plan, which is filed as Exhibit (d)(8) to this Schedule TO and is incorporated herein by reference.

(c) Form of executive stock option agreement under the Long-Term Incentive Plan, which is filed as Exhibit (d)(9) to this Schedule TO and is incorporated herein by reference.

(d) Form of executive restricted stock agreement under the Long-Term Incentive Plan, which is filed as Exhibit (d)(10) to this Schedule TO and is incorporated herein by reference.

Agreements Involving the Company’s 6.375% Senior Secured Notes due 2020 (the “Notes”):

(1) Indenture, dated as of September 28, 2012 (the “Notes Indenture”), by and among CNO, the subsidiary guarantors party thereto and Wilmington Trust, National Association, as trustee and as collateral agent, which is filed as Exhibit d(11) to this Schedule TO and is incorporated herein by reference.

(2) Form of 6.375% Senior Secured Note due 2020 (the “Form of Note”), which is filed as Exhibit d(12) to this Schedule TO and is incorporated herein by reference.

(3) Security Agreement, dated as of September 28, 2012 (the “Notes Security Agreement”, by and among CNO, the subsidiary guarantors party thereto and Wilmington Trust, National Association, as collateral agent, which is filed as Exhibit d(13) to this Schedule TO and is incorporated herein by reference.

(4) Purchase Agreement, dated September 20, 2012 (the “Notes Purchase Agreement”), by and among CNO, the subsidiary guarantors named therein and Goldman, Sachs & Co. and J.P. Morgan Securities LLC as representatives of the several initial purchasers named therein, which is filed as Exhibit d(14) to this Schedule TO and is incorporated herein by reference.

Descriptions of the Notes Indenture, Form of Note and Notes Security Agreement are contained in CNO’s Current Report on Form 8-K filed with the Commission on October 1, 2012 and are incorporated by reference herein. A description of the Notes Purchase Agreement is contained in CNO’s Current Report on Form 8-K filed with the Commission on September 21, 2012 and is incorporated by reference herein.

Item 6. Purposes of the Transaction and Plans or Proposals.

(a) Purposes. The information set forth in the Offer to Purchase under “Purposes, Effects and Plans—Purposes of the Offer” is incorporated herein by reference.

(b) Use of Securities Acquired. The information set forth in the Offer to Purchase under “Purposes, Effects and Plans—Retirement and Cancellation” is incorporated herein by reference.

(c) Plans.

We currently have no plans, proposals or negotiations underway that relate to or would result in:

(1)-(2)	Not applicable.

(3)
The information set forth in the Offer to Purchase in the section entitled “The Offer—Source and Amount of Funds” is incorporated herein by reference.  In addition, to the extent permitted by applicable law, the Company reserves the right to utilize a portion of its available cash balances to purchase, redeem or otherwise retire shares of its common stock or debt securities from time to time.  In particular, the Offer is being conducted as part of the Company’s previously announced securities repurchase program.  As of February 8, 2013, the Company had repurchase capacity of approximately $350 million under its securities repurchase program.  Furthermore, to the extent permitted by law, the Company reserves the right to issue shares of common stock or other equity or debt securities.

(4)-(8)	Not applicable.

(9)
The Company has outstanding various compensatory plans, arrangements and agreements with its employees, including is executive officers and directors, pursuant to which equity awards are made from time to time in the ordinary course.  The Company’s compensatory plans, arrangements and agreements with its executive officers and directors are listed on item 5(e) above, which is incorporated herein by reference.

(10)	Not applicable.

 Item 7. Source and Amount of Funds or Other Consideration.

(a) Source of Funds. The information set forth in the Offer to Purchase under “The Offer—Source and Amount of Funds” is incorporated herein by reference.

(b) Conditions. The information set forth in the Offer to Purchase under “The Offer—Conditions of the Offer” is incorporated herein by reference.

(d) Borrowed Funds. Not applicable.

Item 8. Interest in Securities of the Subject Company.

(a) Securities Ownership. The information set forth in the Offer to Purchase under “The Offer—Debenture Ownership” is incorporated herein by reference.

(b) Securities Transactions. The information set forth in the Offer to Purchase under “The Offer—Debenture Ownership” is incorporated herein by reference.

Item 9. Persons/Assets, Retained, Employed, Compensated or Used.

(a) Solicitations or Recommendations. The information set forth in the Offer to Purchase under “The Offer—Person Employed in Connection with the Offer,” “The Offer—Solicitation” and “The Offer—No Recommendation” is incorporated herein by reference.

(b) Employees and Corporate Assets. The information set forth in the Offer to Purchase under “The Offer—Solicitation” is incorporated herein by reference.

Item 10. Financial Statements.

(a) Not applicable.  In accordance with the instructions to Item 10 of Schedule TO, the financial statements are not considered material because: (1) the consideration offered consists solely of cash; (2) the Offer is not subject to any financing condition and (3) the Offeror is a public reporting company under Section 13(a) or 15(d) of the Exchange Act that files reports electronically on EDGAR.

(b) Not applicable.

Item 11. Additional Information.

(a) Agreements, Regulatory Requirements and Legal Proceedings.

 (1) Not applicable.

 (2) Not applicable.

 (3) Not applicable.

 (4) Not applicable.

 (5) Not applicable.

(c) Other Material Information. The information set forth in the Offer to Purchase and the Letter of Transmittal is incorporated herein by reference.

Item 12. Exhibits.

Exhibits filed as a part of this Schedule TO are listed below.

Exhibit
Number	Description

(a)(1)(i)	Offer to Purchase, dated February 11, 2013, filed herewith.

(a)(1)(ii)	Form of Letter of Transmittal, filed herewith.

(a)(1)(iii)	Form of Voluntary Offering Instructions, filed herewith.

(a)(1)(iv)	Form of Notice of Withdrawal, filed herewith.

(a)(2)	Not applicable.

(a)(3)	Not applicable.
(a)(4)	Not applicable.

(a)(5)	Press Release, issued February 11, 2013 (incorporated by reference to Exhibit 99.1 of our Current Report on Form 8-K filed on February 11, 2013 (first filing))

(b)	Not applicable.

(d)(1)
Indenture, dated as of October 16, 2009, between CNO and The Bank of New York Trust Company, N.A., as trustee (incorporated by reference to Exhibit 4.1 of our Current Report on Form 8-K filed October 19, 2009, as amended by First Supplemental Indenture dated as of February 3, 2010, incorporated by reference to Exhibit 4.2 of our Current Report on Form 8-K filed on February 5, 2010).

(d)(2)
Debenture Repurchase Agreement, dated as of September 4, 2012, by and among CNO and Paulson Credit Opportunities Master Ltd. and Paulson Recovery Master Fund Ltd. (incorporated by reference to Exhibit 10.1 of our Amendment No. 1 to Current Report on Form 8-K/A filed on September 10, 2012).

(d)(3)
Amended and Restated Section 382 Rights Agreement, dated as of December 6, 2011, between CNO and American Stock Transfer & Trust Company, LLC, as Rights Agent, which includes the Certificate of Designations for the Series B Junior Participating Preferred Stock as Exhibit A, the Form of Right Certificate as Exhibit B and the Summary of Rights to Purchase Preferred Shares as Exhibit C (incorporated by reference to Exhibit 4.1 of our Current Report on Form 8-K filed on December 6, 2011).

(d)(4)
Stock and Warrant Purchase Agreement, dated as of October 13, 2009, by and between CNO and Paulson (incorporated by reference to Exhibit 10.1 of our Current Report on Form 8-K filed on October 13, 2009).

(d)(5)
Investor Rights Agreement, dated as of November 13, 2009, by and between CNO and Paulson (incorporated by reference to Exhibit 10.3 of our Annual Report on Form 10-K for the year ended December 31, 2009).

(d)(6)	Form of Warrant Certificate (incorporated by reference to Exhibit 10.3 of our Current Report on Form 8-K filed on October 13, 2009).

(d)(7)	CNO Financial Group, Inc. Amended and Restated Long-Term Incentive Plan (incorporated by reference to Exhibit 10.13 of our Quarterly Report on Form 10-Q for the quarter ended September 30, 2011).

(d)(8)
Form of performance unit award agreement under the Amended and Restated Long-Term Incentive Plan (incorporated by reference to Exhibit 10.22 of our Quarterly Report on Form 10-Q for the quarter ended June 30, 2006).

(d)(9)
Form of executive stock option agreement under Amended and Restated Long-Term Incentive Plan (incorporated by reference to Exhibit 10.14 of our Annual Report on Form 10-K for the year ended December 31, 2005).

(d)(10)
Form of executive restricted stock agreement under Amended and Restated Long-Term Incentive Plan (incorporated by reference to Exhibit 10.15 of our Annual Report on Form 10-K for the year ended December 31, 2004).

(d)(11)
Indenture, dated as of September 28, 2012, by and among CNO, the subsidiary guarantors party thereto and Wilmington Trust, National Association, as trustee and as collateral agent (incorporated by reference to Exhibit 4.1 of our Current Report on Form 8-K filed on October 1, 2012).

(d)(12)	Form of 6.375% Senior Secured Note due 2020 (incorporated by reference to Exhibit 4.1 of our Current Report on Form 8-K filed on October 1, 2012).

(d)(13)
Security Agreement, dated as of September 28, 2012, by and among CNO, the subsidiary guarantors party thereto and Wilmington Trust, National Association, as collateral agent (incorporated by reference to Exhibit 10.1 of our Current Report on Form 8-K filed on October 1, 2012).

(d)(14)
Purchase Agreement, dated September 20, 2012, by and among CNO, the subsidiary guarantors named therein and Goldman, Sachs & Co. and J.P. Morgan Securities LLC as representatives of the several initial purchasers named therein (incorporated by reference to Exhibit 10.1 of our Current Report on Form 8-K filed on September 21, 2012).

(g)	Not applicable.

(h)	Not applicable.

Item 13. Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 11, 2013

CNO FINANCIAL GROUP, INC.

By:	/s/ JOHN R. KLINE
	Name:	John R. Kline
	Title:	Senior Vice President and Chief
Accounting Officer

EXHIBIT INDEX

Exhibits filed as a part of this Schedule TO are listed below.

Exhibit
Number	Description

(a)(1)(i)	Offer to Purchase, dated February 11, 2013, filed herewith.

(a)(1)(ii)	Form of Letter of Transmittal, filed herewith.

(a)(1)(iii)	Form of Voluntary Offering Instructions, filed herewith.

(a)(1)(iv)	Form of Notice of Withdrawal, filed herewith.

(a)(2)	Not applicable.

(a)(3)	Not applicable.
(a)(4)	Not applicable.

(a)(5)	Press Release, issued February 11, 2013 (incorporated by reference to Exhibit 99.1 of our Current Report on Form 8-K filed on February 11, 2013 (first filing))

(b)	Not applicable.

(d)(1)
Indenture, dated as of October 16, 2009, between CNO and The Bank of New York Trust Company, N.A., as trustee (incorporated by reference to Exhibit 4.1 of our Current Report on Form 8-K filed October 19, 2009, as amended by First Supplemental Indenture dated as of February 3, 2010, incorporated by reference to Exhibit 4.2 of our Current Report on Form 8-K filed on February 5, 2010).

(d)(2)
Debenture Repurchase Agreement, dated as of September 4, 2012, by and among CNO and Paulson Credit Opportunities Master Ltd. and Paulson Recovery Master Fund Ltd. (incorporated by reference to Exhibit 10.1 of our Amendment No. 1 to Current Report on Form 8-K/A filed on September 10, 2012).

(d)(3)
Amended and Restated Section 382 Rights Agreement, dated as of December 6, 2011, between CNO and American Stock Transfer & Trust Company, LLC, as Rights Agent, which includes the Certificate of Designations for the Series B Junior Participating Preferred Stock as Exhibit A, the Form of Right Certificate as Exhibit B and the Summary of Rights to Purchase Preferred Shares as Exhibit C (incorporated by reference to Exhibit 4.1 of our Current Report on Form 8-K filed on December 6, 2011).

(d)(4)
Stock and Warrant Purchase Agreement, dated as of October 13, 2009, by and between CNO and Paulson (incorporated by reference to Exhibit 10.1 of our Current Report on Form 8-K filed on October 13, 2009).

(d)(5)
Investor Rights Agreement, dated as of November 13, 2009, by and between CNO and Paulson (incorporated by reference to Exhibit 10.3 of our Annual Report on Form 10-K for the year ended December 31, 2009).

(d)(6)	Form of Warrant Certificate (incorporated by reference to Exhibit 10.3 of our Current Report on Form 8-K filed on October 13, 2009).

(d)(7)	CNO Financial Group, Inc. Amended and Restated Long-Term Incentive Plan (incorporated by reference to Exhibit 10.13 of our Quarterly Report on Form 10-Q for the quarter ended September 30, 2011).

(d)(8)
Form of performance unit award agreement under the Amended and Restated Long-Term Incentive Plan (incorporated by reference to Exhibit 10.22 of our Quarterly Report on Form 10-Q for the quarter ended June 30, 2006).

(d)(9)
Form of executive stock option agreement under Amended and Restated Long-Term Incentive Plan (incorporated by reference to Exhibit 10.14 of our Annual Report on Form 10-K for the year ended December 31, 2005).

(d)(10)
Form of executive restricted stock agreement under Amended and Restated Long-Term Incentive Plan (incorporated by reference to Exhibit 10.15 of our Annual Report on Form 10-K for the year ended December 31, 2004).

(d)(11)
Indenture, dated as of September 28, 2012, by and among CNO, the subsidiary guarantors party thereto and Wilmington Trust, National Association, as trustee and as collateral agent (incorporated by reference to Exhibit 4.1 of our Current Report on Form 8-K filed on October 1, 2012).

(d)(12)	Form of 6.375% Senior Secured Note due 2020 (incorporated by reference to Exhibit 4.1 of our Current Report on Form 8-K filed on October 1, 2012).

(d)(13)
Security Agreement, dated as of September 28, 2012, by and among CNO, the subsidiary guarantors party thereto and Wilmington Trust, National Association, as collateral agent (incorporated by reference to Exhibit 10.1 of our Current Report on Form 8-K filed on October 1, 2012).

(d)(14)
Purchase Agreement, dated September 20, 2012, by and among CNO, the subsidiary guarantors named therein and Goldman, Sachs & Co. and J.P. Morgan Securities LLC as representatives of the several initial purchasers named therein (incorporated by reference to Exhibit 10.1 of our Current Report on Form 8-K filed on September 21, 2012).

(g)	Not applicable.

(h)	Not applicable.